Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
CORPORATE PARTICIPANTS
Jan Pieter Oosterveld
Crucell — Chairman of the Supervisory Board
Ronald Brus
Crucell — President & CEO
Leonard Kruimer
Crucell — CFO
Cees de Jong
Crucell — COO
René Beukema
Crucell — General Counsel & Corporate Secretary
Sophie Roozendaal
Allen & Overy — Notary
Floris Pierik
Allen & Overy — Sollicitor
PRESENTATION

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
(interpreted) Good afternoon, ladies and gentlemen. I’m Jan Oosterveld, Chairman of the Crucell Supervisory Board. And I’ll be chairing this meeting as stipulated in the Section I, Article 38 of the Articles of Association. It’s 2.00 pm. And the meeting is now open.
Welcome to this Extraordinary Shareholders Meeting of Crucell. This meeting is convened pursuing to the rules for public offers. And the offer will be elucidated at this meeting. In case you don’t know them, I’m pleased to introduce the following fellow members of the Supervisory Board—Phillip Satow — present — Claes Wilhemsson, Steven Davis, Arnold Hoevenaars, and James Shannon. The members of the Supervisory Board, Floris Waller, Williams Burns, and George Siber are unfortunately unable to attend this meeting.
Also present are all members of the Company management committee — Ronald Brus, President and Chief Executive Officer. Leonard Kruimer, Chief Financial Officer. Jaap Goudsmit, Chief Scientific Officer, René Beukema, General Counsel and Corporate Secretary, Cees de Jong, Chief Operating Officer, Arthur Lahr, Chief Strategy Officer and Executive Vice President Business Development, and Jerald Sadoff, Chief Medical Officer.
Notary [Sophie Roozendaal] from Allen & Overy’s office is also present and I request that she served as Secretary to this meeting. Would the Secretary please establish that the meeting convened pursuing to the Articles of Association and the forthcoming votes are present and represented.

Sophie Roozendaal - Allen & Overy — Analyst
Thank you very much, Mr. Chairman. I was informed that the notice of the Extraordinary General Shareholders Meeting including the agenda were posted on Crucell’s website on 8th December, 2010. Consequently, the announcement was made 42 days prior to the meeting date.
The announcement indicates that the agenda and explanatory notes have been registered and made available for shareholders as stipulated by law. The registration date for this meeting was 11 January, 2011; 28 days prior to the date of the meeting.
On 3 February, 2011 was determined by the executive board as the deadline for notifying the executive Board on the part of holders of registered chairs, and usufructuary shares who are entitled to vote if they intend to attend this meeting.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
The transfer agent in the United States has informed the company that a proxy statement was sent to American depository shareholders on 18 February, 2011. 3 February 2011 was also set as the deadline for submitting the statement concerning entitlement to, for bearer shares as of the registration date, the right to attend the meeting and exercise rights thereby written proxy or to issue a proxy thereof no later than 3 February 2011.
50,108,037 is the number of votes and 32,636,592 [this number of votes was incomplete, and has later been corrected to 40,825,432] votes have been authorized to the Secretary of the corporation.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Thank you very much, Madam Secretary. I’m pleased to announce agenda item two, discussion of the contemplated offer by Johnson & Johnson for all the outstanding shares in the Company capital and all related aspects.
Mr. Ronald Brus will deliver a review and explanation of Crucell’s strategy and the reasons that have led the executive and Supervisory Boards to recommend Johnson & Johnson’s offer unanimously. Subsequently Mr. Kruimer will elaborate on the financial substantiation of the offer. And finally Mr. Beukema will elaborate on the legal aspects and subsequent timing of the process.
Please save your questions and comments as much as possible until the presentations have been completed to avert any questions that will be answered later on in the presentations and to avert multiple questions being asked about the same subject.
Any shareholder who so desires will have the opportunity to share his point of view and to ask questions. I will now give the floor to Mr. Ronald Brus who will review our corporate strategy and explain the reasons for recommending this offer.
As Ronald moves to the lectern, please note the disclaimer which may be projected at this time has already been presented. Here you see it. This will enable you to see which future-oriented statements are being made here and influence stock exchange transactions. Ronald, you have the floor.

Ronald Brus - Crucell — President, CEO
Thank you very much, Jan. Good afternoon, ladies and gentlemen. I see many familiar faces. What I’d like to add to what Mr. Oosterveld told you is that I will be dealing primarily with the strategic considerations. And Mr. Kruimer will focus on the valuation. That’s why my presentation won’t go into much detail about that whereas his presentation focuses on that.
Ladies and gentlemen, it’s our mission to combat infectious diseases all over the world through innovative means that (inaudible) foundation here in the Netherlands. We aim to develop them and hope to use them at a massive scale to combat many significant infectious diseases as well as some — as well as to prevent some infectious diseases that are untreatable.
Those infectious diseases in our view will become increasingly widespread and important globally because of what I’ll refer to as mega trends that are presently in progress. And that will mean that increasing numbers will be exposed to infectious diseases worldwide that we’re already familiar with this as well as new ones.
Globalization is very significant. Increasingly, we are flocking to mega-cities, huge cities especially in Southeast Asia. This is happening and that’s an inconceivable hotbed of new pathogens that in many different ways are heading west very rapidly.
Another thing we tend to overlook is that because of climate change and the rising temperature of the sea, other mechanisms come into play and make it possible for diseases such as cholera to reproduce on plankton more rapidly, using plankton as a carrier to reach humans in the end. Another very important aspect as we noticed during the SARS threat in the world is the fact that increased mobility accelerates displacement of a pathogen from one part of the world to another part.
We saw the same with the Mexican Flu epidemic. Within a few days, it became a worldwide phenomenon. Whereas 50 or 60 years ago, these things would be contained within a single area and would simply run their course within that area.
Equally important is the aging population. And we live longer in the West. And one of the unfortunate consequences is that our immune system changes. This is partly because the — we respond to antigens differently than we did when we were under 50.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
Crucell is a major innovator in areas of medication to prevent diseases. We’re still trying to deal with tuberculosis which kills massive numbers of people as well as malaria, and HIV AIDS, and of course, influenza. Each of these diseases affects millions annually and claims millions of victims.
We have featured these diseases prominently in our pipeline. And one thing you’ll note is that our pipeline is progressing nicely, but is at a relatively early stage. Basically, our firm is at a stage where we’ve tested various things in laboratories. And we’ve tested various relevant models. And we’ve thus obtained permission to test this clinically on volunteers, healthy volunteers.
And now, we’re trying to progress to stages where we expose larger numbers to our vaccines. We’ve always been able to finance this because in 2006, we acquired what was initially a Swiss company and then a company in Sweden and immediately thereafter, a small company in the United States.
And thanks to that, we acquired the fuel that we needed to power our R&D operations by selling vaccines all over the world. And those acquisitions benefited us as we expected, they even exceeded our expectations a bit.
As a consequence, in recent years, we increased our sales on average by 36% a year. And this enabled us to do two important things. One was financing our R&D. And each year, we were able to add 30% to 35%. This concerned our ability to fund operating course and we saved millions of lives worldwide as befits our company.
2009 was one of those typical years. We saved 3.6 million people from a terrible disease. Last time I told you that the strong growth we’ve experienced isn’t anticipated in the years ahead. We have seen that growth tapering off and this is primarily because our vaccine, Quinvaxem that we manufacture in Korea did very, very well, but has basically peaked.
Moreover, our organization is fairly small. We have sales forces and sales reps who visit physicians in a limited number of countries. And the other countries where our drugs are registered were served by distributors.
Now, if we sell on our own, we can sell more and achieve higher margins. And in recent years, we’ve tried to buy up sales forces worldwide. We did that in the Netherlands and we did that in the UK. And that’s how we succeeded in delivering that growth year after year. Now, the competition, quite simple. We’re the last independent vaccine company. This means that we face challenges from pharmaceutical giants such as GlaxoSmithKline, Pfizer, Merck, and Novartis.
What do those companies have that we don’t? They have massive sales organizations as well as huge margins that they acquire from selling ordinary medication. Sale of ordinary medication is used to fund their vaccine R&D operations.
As a small company, we depend on our own vaccine sales. And based on that P&L, on that profit and loss, we need to generate enough to fund R&D. But we’re at a disadvantage compared to the larger companies, they can do a lot more.
Our advantage is that we can be — we can operate more dynamically because we can take decisions rapidly, thanks to shorter lines of communication. Now, one major process that automatically materializes when you progress along the pipeline is that the product costs at that stage of development increase exponentially.
In the laboratory stage, a product cost about $10 million to $20 million. And the first stage of clinical trials, you pay approximately $50 million to $100 million. And moving on the pipeline, you’ll note that those costs quickly increase to amounts we couldn’t finance despite our pipeline being well filled.
Of course, we acknowledged this early on and tried to ensure that we would generate additional R&D funding. First of all, Cees de Jong and his co-workers tried to develop enough sales activities to generate as many sales as possible to generate for our research and development organization.
We also contemplated other operations. Could we purchase to other companies for example as we once acquired Berner and SBL in Sweden to put together a new engine for investing additional funding in R&D because that increase of approximately 30% annually is necessary to keep that pipeline going.
Well, we ascertain that that was far from simple. First, we thought maybe it was simply a matter of money. But we couldn’t get that money easily. Then we made a deal with Johnson & Johnson where we sold part of the shares of our firm to Johnson & Johnson. We received a large amount of

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
money in return. And then we could head back on to the market to see if there were any suitable candidates that could meet our expectations, namely investing additional money in those research and development operations by purchasing a company with higher value that we would be able — than we’re able to pay at this time so that we’ll be able to cough up those additional 30% in R&D each year.
Now, since making that deal over a year ago, we have learned that no such company is available in our portfolio. We’ve examined several and have discovered that the other companies are generally incompatible. They made impressive promises. But when we took a closer look at those companies, we observed that they would probably cost us more than they would generate. We’ve also seen a massive decline of those companies that invest a lot in R&D and don’t really have enough money to deliver. And those types of companies did not meet our needs.
We also considered companies in India, companies where you would ordinarily say, well, they’re compatible with Crucell. But we’ve also noticed that there were many strings attached, especially with respect to the reliability of manufacturing processes at the point when we would be acquiring such a company. And there was a lot of competition there. We noticed that phenomenal amounts were being paid for fairly small companies in India. And we couldn’t be part of that.
Then we examined a situation where we would bring about a fair playing field with respect to the other operators in our field. One thing we examined was what it would be like to operate under the aegis of Johnson & Johnson, the largest healthcare company in the world, to rise to the challenge of ensuring that we could keep our research and development promises and investing the amount of money required for that.
Well, in riding these offered major advantages, Johnson & Johnson still lacked vaccine operations, so that made for a nice match. Johnson & Johnson was interested in heading in that direction. And we could help them there. And the Johnson & Johnson culture appealed to us as well.
Their culture was to let companies operate relatively independently, but arrange the funding, and to ensure financing for products in the pipeline. And to ensure that we obtained a lot of additional benefits from J&J with respect to using their development apparatus and their sales force worldwide. Riding the combination seemed excellent and would enable us to evolve into a major operator. And in that way, we could finally deal with all those major diseases.
We feel that Johnson & Johnson has made an attractive offer for the firm. They’ve offered EUR24,75 for each Crucell share. Within this entire constellation that we discussed, Crucell would acquire a certain status within the J&J group that we were comfortable with because we would benefit from several important aspects of that partnership, but would not be impeded by red tape and bureaucracy. And what’s very important for us is that we can use a great many resources that Johnson & Johnson has.
And we also observed many advantages for our shareholders. First, this is a cash offer. The offer comes without financing conditions or contingencies with respect to the financing opportunities. And we also thought it was very important that the premium Johnson & Johnson was willing to pay was significant and felt we should present it to you.
That premium compared to what other companies in our industry were receiving were in our view such as Leonard Kruimer will tell you later on, that this is very attractive to us. And we also thought it was fair to tell you that at present, we see many advantages to this offer and believe that it will optimize Crucell’s value.
And as far as our partners and end users are concerned, we expect that they’ll derive tremendous benefit as well. When we talk about the end users, we mean children all over the world who at present will receive our vaccines and will thus be able to grow up in the same way our own children do.
Bear in mind that in this J&J partnership, we can make a very attractive offer to those partners and end users as well, because we believe that our vaccines will be used in many other parts of the world, thanks to the wonderful Johnson & Johnson marketing and sales network. Well, to wrap us the strategy, we’ve had some wonderful times. We’ll continue growing. But our pipeline requires a lot of funding and we can’t weather too many setbacks.
Together with our competitors who all benefit from huge flows of funding from their pharma parent companies, this makes it difficult to compete. We believe that it would be good to become part of the Johnson & Johnson group constellation for the benefit of our shareholders and for all our other stakeholders.
And that’s why we believe that if we want to accomplish our mission by disseminating our innovation worldwide and making sure that we can help people all over the world, we believe that this is the best possible choice for us. And that’s why we recommend this offer. Leon?

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Leonard Kruimer - Crucell — CFO
Thank you, Ronald. My co-worker Ronald Brus just discussed the strategic consideration of Johnson & Johnson’s offer with you. And he explained why this offer is in the interest of all Crucell stakeholders.
I’m going to discuss the valuation of the offer. I’ll explain which valuation methodology analysis was used in considering this offer. And I’ll also discuss the business risks in our pipeline and update you about the situation in Korea.
First, I’d like to discuss this offer in the context of the past few years. What has Crucell achieved in previous years? Seven and a half years ago, in June 2003, the present management was formed and focused on combating infectious diseases. Since then, Crucell’s shares have increased in value by over 500%.
This graph shows that the share has done considerably — has considerably outperformed the Amsterdam stock exchange over the same period. The market value — market capitalization is depicted by the two bar charts at the right, increased from EUR89 million in 2003 to over EUR1.3 billion. And that’s the value prior to announcement of the offer last September.
That means that the stock exchange value has increased by more than 13 times. That’s quite a performance. Johnson & Johnson’s offer exceeds that with an ample premium. On 17 September last year, the offer was made and announced. And we also discussed this offer at the shareholders meeting on 10 December last year. And we’d like to explain that once again over here.
Johnson & Johnson’s offer is as follows. They’re offering EUR24.75 for each Crucell share. At present Johnson & Johnson already hold 17.9% of shares and as you said this is an offer for all shares not yet held by Johnson & Johnson and the stock options will be acquired at the same price of EUR24.75 per option and this means that the valuation of the firm is EUR2.2 billion. This offer represents a premium of 58% over closing price of ordinary shares the day before the offer was announced in 2010 and if you look at the longer term at the average closing price of Crucell over 365 days preceding the announcement of the offer, then the premium is actually 68%.
What was our valuation methodology with respect to this offer? First, we applied various analyses and comparisons to reach an accurate valuation of the firm because you can’t associate a hard and fast figure in valuing companies such us Crucell. You need to look at the firm and its prospects for the future but you also need clear impression of the value of such companies in the industry.
In addition, the analyses need to be related to the specific context of this transaction at this point in time and the value of other listed companies. In addition, the complexity of the firm means that assessments and assumptions are required to get an impression of the bandwidths and the values that such a company represents. That’s why some of those values need to be compared and I’ll walk you through some of the main analyses.
The different analyses performed; first of all, we examined the values attributed to Crucell by analysts, so people who have tracked this company for years and devised a specific valuation that has been compared with the offer. In addition, we examined how the offer related to preceding transaction analyses both in the vaccine industry and premiums paid for acquiring Dutch companies.
Next, detailed calculations were made of the net cash value, and based on each of our existing products and existing assets as well as for the products in the pipeline, and the products under development, we assessed their value. That’s known as the sum of the parts analysis. And that valuation depends on the likelihood of success, timing of market launch, development costs and of course the ultimate pricing, so the sales revenues and expenses. And this valuation is kept within bandwidths depending on the assumptions made.
The offer document describes this in detail and Johnson & Johnson’s offer is higher than the value based on net cash value calculations. This analysis also reveals that valuable competition information is shared about the value of individual products and projects. That’s why we can’t disclose the details of these analyses, but the analyses are extremely important and were applied in combination with the other analyses in comparisons to reach our evaluation of the benefits of this offer.
What’s important to the Crucell’s revenues and results depend heavily on Quinvaxem. Ronald Brus described the sales progression earlier to you. This chart depicts the operating results of Crucell. The significant improvement from 2006 to 2009 was driven in part by the successful launch of Quinvaxem and by many operational improvements to the firm. And in 2008 and 2009, we reported a profit. In 2010, this was not the case. This

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
volatility and the effect of a single product and a single incident reveals the inherent risks that our company and our industry face and the sensitivity of the results to such incidents.
Now that we’ve reached this point, I’m going to update you briefly on the situation in Korea. As you know, in the third quarter last year, there was a bacterial contamination in our company, and as a consequence we notified the market immediately and issued a press release and a profit warning morning. We have two factories in Korea. One, a company in an area known as Shingal. That factory is older and we also have got a brand new factory that we’re about to open. In Shingal, our Quinvaxem product is formulated and filled.
In August, several electric breakdowns led to contamination of the product. The cause was established, the factory was sterilized and production was restarted. But in September, another contamination was observed and we had to discontinue production for some time and we disclosed that, it was a very unfortunate incident. But in this industry, we deal with these types of risks.
We notified you about this and announced the financial consequences when we disclosed our third quarter results, and yesterday when we disclosed the annual results and provisional results for 2010 we did likewise, we investigated and discovered the cause. We’ve restarted production at full capacity in December and we’ve also resumed shipping non-contaminated products in December. So at present that’s going at full throttle once again and this has not impacted our new facility at Incheon. Now, back to the transaction.
For the valuation of the offer, assumptions were made with regard to the pipeline products and we made assumption with regard to the development costs. That’s very important to form an opinion on these products. What’s important as Ronald Brus already mentioned is that pipeline is relatively early, that means it will take quite some time for our products to reach the market. Valuing the possibility of these products reaching the market is very important for the valuation.
We assumed that the first important products will reach the market in 2015. In the meantime, nothing — not many value — there will not be many value drivers of this type. At the same time, the investments in research and development will be considerable and will increase. Last year, our investment in this area was EUR100 million. That’s an increase of nearly EUR30 million compared to the 2009.
Here are some of the analyses. Here you can see the share price development as valued by various analysts. The top dotted line is the offer of Johnson & Johnson at EUR24.75 and you as can see that is considerably higher that the estimated value by the specialists. When we look at other takeovers in the industry in recent years, based on the bid we looked in particular at the price of the bid and the number of times the EBITDA was multiplied.
That is an estimate of the earnings before tax and amortization, and in the top three columns, you can see that that the multiple of Crucell is 23 times which is well above the highest bid for similar companies, which was at 17.5 times. In principle, this means that if Johnson & Johnson had valued Crucell and the basis of the highest of bid we could find within the vaccine industry then this would have led to a bid of EUR20 and the current bid is of course well above that.
When we look at the premiums that have been paid again for similar companies in the vaccine industry and also for Dutch companies and we see in the top diagram that the premiums above the share price represented by these bars one day prior to the bid. Concern takeovers of vaccine businesses that means that Crucell is at 57.7% above premiums offered for similar companies.
And the lower diagram is a summary of non-specific vaccine companies — biotech companies but Dutch companies and here it is clear that the premium which is being offered by Johnson & Johnson is at the top end of the competitors, especially when we keep in mind that Crucell was already relatively highly valued before the announcement of the bid. Not overvalued, but again, according to a number of standards, Crucell already had a relatively high valuation at the stock exchange before the bid was announced.
In conclusion, Johnson & Johnson’s bid for Crucell’s shares is financially attractive and represents a substantial premium above all sorts of other analyses that have been made. It is an all cash offer and that provides certainty to the shareholders, there are no financing conditions. I have shown you that the premium was substantial when you compare it to takeovers in our sector, but also compared to takeovers of Dutch companies in general in the past year.
Finally, I’d like to point out that the financial analyses were performed of course by the Company, by ourselves, but also the management board and the supervisory board gained the advice of independent advisers Barclays Capital and Lazard. Their analyses were well substantiated they are included in the documentation and they too concluded that Johnson & Johnson’s bid is fair. Thank you for attention.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Thank you, Mr. Kruimer. Now, I’d like to invite Mr. Beukema to give a brief explanation of the tender process and the issues that will be dealt with at the next shareholder meeting.

Rene Beukema - Crucell — General Counsel
Thank you, Chairman. First of all, I’d like to take you briefly through the offer document and the bidding process and like to make a correction to the total number of shares that we announced, 40,825,431 is the correct number. I apologize for this slight mistake. As I said, I shall take you through the offer process and I’d like to refer to the detailed documentation, we have announced on December 9th [2010] in its final version the offering documents and the shareholder circular.
The time but now you can see a number of important events. As I said, December 9 is when Johnson & Johnson launched the bid and published its tender document and we issued a press release. Next, we sat with the same group at another location together where we had an informative shareholder meeting, 10th of December in the Hilton Hotel and on that day, December 10, Mr. Kruimer and Mr. Brus held a similar presentation and we discussed the advantages and the disadvantages of this deal.
Today, we are here for the formal shareholder meeting to go through the formalities and it is also an important moment because we will not only inform you today but also we will make a number of proposals that we will have to vote on. The voting issues are an important condition to let the offer become unconditional. The proposals have to be approved by a majority of the votes in this meeting.
Next, what will we do? Once we have concluded that we will accept these proposals, then tomorrow an important period starts which will run until February 16. That is an important day because then we, the tender agent of Johnson & Johnson, ING Bank, will check the mail to see how many share documents have actually been offer Johnson & Johnson based on the price Leon Kruimer just mentioned then we will start counting. I think that will take an evening. After which we will announce to you I think three days after that what the final result has been.
Then it has been determined already now, that we’ll be having a third meeting and some of you may attend it, others may not attend it because is exclusive for the people who have decided to offer their shares. That is when we will propose to the shareholders to liquidate the meeting — the Company.
Now, what does all of this mean to you as shareholders and what can you do? What are your options? We have three types of shares. We have Swiss shares which are listed at the Zurich stock exchange. We have the Euronext stock exchange shares in Euros and which are traded here in Amsterdam, and we have ADS’, shares which are traded at the NASDAQ.
It is an enormous operation to approach all of these shareholders in the proper way. Also, legally, it’s quite complicated. But what this means is that at some way or rather either via the American route or the Dutch one or the Swiss route, all shareholders have been approached by their commissioned bank agent wherever they have deposited their shares. Then they were — they have the option of submitting their shares for this meeting and also announcing whether they were willing to sell them at EUR24.75.
It is not unimportant that we introduce a novelty which I will tell you more about later. But that is the so called novelty that those shareholders who submit their shares, we ask to give us a power of attorney finally to vote at that meeting of March 22nd. That is new, and I call that proudly the Johan Rene Beukema route, there are other ways of dealing with minority shares in this kind of process but this is new and we think it is a good and effective way of obtaining a shareholder vote to actually decide about what is to happen at the end of the road after the bid has become unconditional.
What happens on this slide? This tells you when Johnson & Johnson will finally declare their bid unconditional. As I said before, February the 16th is the date when the boys and girls at ING will check their mail and count the shares. Three days later, is when they will announce to us and to you what the result is, and that would be great for the ING people if the result we 95%. Because then they will have gone through a very effective procedure of submission of shares, but this route also gives access into the usual squeeze out procedure whereby via legal order the remaining 5% of the shareholders to please submit their shares.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
We need the court for to do that. If that doesn’t happen, if we do not reach that limit or the threshold of 95% but end up with at least 80% because that is an important condition set by Johnson & Johnson they said. We are preparing. We are willing to buy you but at least 80% of your shareholders have to agree, then a cascade of complicated conditions have to be met.
First of all, what is important is that the American IRS, the fiscal authority has to issue a decision — a fiscal decision to Johnson & Johnson. This is important because the road we want to follow together in order to be able to decide to liquidate the company on March — 22nd of March could be such that this leads to all sorts of negative fiscal consequences for Johnson & Johnson, and to avoid that we say that we want to hear beforehand from the IRS if they want to deal with this transaction in a normal neutral fashion. This procedure is being studied. It’s being worked on very hard in order to make sure that these conditions are met.
Next, another important condition is that when submitting the tender for the shares, at least 80% proxies have to be provided to Johnson & Johnson to proceed to the liquidation. And some people may say, that’s making it difficult because this is the way it is. As soon as you as a shareholder submit your shares to your bank or agent, you should — you can indicate explicitly that you do not wish to participate in the short route. That’s up to you, so it’s fully democratic.
Next, there is the so called material adverse effect that’s also it’s terrible things that could happen to the Company that might have an enormous impact on the value of the company so that Johnson & Johnson makes sure that they are buying something the way they have examined it. And so making sure that they don’t discover any scratches on the car they’re buying after they have paid the price.
Furthermore, we have to obtain an anti-trust approval. We have obtained that in the meantime, so we can cross this out. And furthermore, the governance resolutions which we will submit to you today will have to have been approved in the offer EGM today. Furthermore, the acceptance period may be extended, so what happens as soon as Johnson & Johnson hear from the people at ING on 16th of February that for example not enough shares are contained in the mail bag or that some of the conditions, for example, the IRS ruling was not been issued yet, then they can extend the acceptance period. The interpreter could not hear this.
After that we will meet again on the 22nd of March, provided that all these conditions have been met. The post offering EGM, it may be cancelled — it may be cancelled at a time when 95% — the 95% limit has been reached. At that point, this complicated asset liquidation procedure is no longer needed. When we do need it, if we are at 80% or 95% or at least the shareholders who have decided not to submit their shares will meet again. The record date for that meeting is the 22nd of February and people have to make clear that they wish to attend before the 15th of March.
Let me see, finally, we will vote on this merger and Johnson & Johnson can do so by means of the proxies they have received from the shareholders who tendered their shares. Mr. Hoevenaars and Chairman, Mr. Oosterveld, will remain on their posts in order to coach the liquidation of the Company and with that, Chairman, I’d like to hand over to you again.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Thank you, Mr. Beukema. Who would like to take the floor for questions and comments?
QUESTION AND ANSWER

Shareholder — Mr Koster
Chairman, my name is Koster. Well, your presentations were great as always. But the fairness opinion from the banks well, the story the more money they earn and the more they’re getting. So to Barclays I would simply say they’re simply filling their pockets. That’s all.
I’m even getting some supporters. All the better. Now, about the necessity, well, we were always told the opposite. I believe immediately that is a good thing for the company. I’ve had various shares from — of companies that were taken over. Usually other things happened. Johnson & Johnson is rather impatient inflation and they think it will all happen when we thought at first that they would add a few Euros to their offer but in vain I think.
Now as far as I’m concerned, I always like to know what I invest my money in and December I thought why don’t I have a look at Crucell. I was received in a very friendly way, but when I look at this, the share is already worth EUR100. Well, but Johnson & Johnson is being — rather tight

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
fisted. So, well, anyway, suppose the bid doesn’t go through, then will you make an issue one to one so that you increase your — to make your — help you increase your equity, then you might tell us well it depends on Johnson & Johnson.
I suppose that all scenarios have been examined. But I’d like to hear from you, suppose that Johnson & Johns withdraw their bid, a calamity might happen even tomorrow. Suppose, you know, it’s Korea, suppose something happens there and it all costs a lot of money, but the timing was relatively fortunate because it was a good time to do and to examine all of this and to look at this under the magnifying glass. You never know with the Americans.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Let me stop here and I hope to say more when we get through the final item on the agenda.

Shareholder — Mr Koster
Thank you very much, Mr. Chairman.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Did you have a question?

Shareholder — Mr Koster
Are you saying that you want 100% or are 100% or 99% convinced?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Now, look what’s happening is we are tabling a proposal for accepting the bid. We are fully convinced. We explained the arguments. I won’t say more about that. Your question was what happens if less than 80% of the shares are tendered, I think that was your question was. Then the company will continue on its own feet.

Shareholder — Mr Koster
All right. I remember now. In Italy, there was a 5% interest in the Media Bank but perhaps you don’t remember this officially but I’m sure unofficially you know about this. Who is behind that?
Look, Mr. Chairman. The share are tendered and on the 16th of February, we will know who did what.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
We don’t know, but you suspect something. I have no reason to try and assume for each shareholder what they are going to do.

Rene Beukema - Crucell — General Counsel
Chairman, with your apology, I apologize. No if 80% is not reached then entirely different route will be followed then the Board of Crucell and of Johnson & Johnson will consult each other and decide on the steps that need to be taken then.

Shareholder — Mr Koster
Okay, says the shareholder and another thing, will you allow me? A large proportion of the Van Herk group. I am one of those who wait until the end. If Van Herk submit their shares or tender their shares, then it makes no sense for the small shareholders not to tender to them.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
You can’t control that but I would be happy if it was made public, perhaps there is somebody here from Van Hoek. If they announce they have tendered the shares then okay then. I think for Crucell — let me say that first and foremost, it is a good thing to be taking the offer.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
I don’t think it is in our power to tell the shareholders what they should do. Well, perhaps during the break or you may ask them now. You can ask Van Herk what they will do.

Shareholder — Mr Koster
Well, perhaps I will meet the representative.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes, perhaps he will. Who else would like to take the floor?

Shareholder — Mr Swinkels
Chairman, my name is Swinkels. I have a simple question. During the presentation you said that the bid is EUR1.2 billion and during the presentation I also saw EUR2.2 billion. Can you explain where this difference of EUR1 billion comes from?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes. Mr. Kruimer mentioned EUR1.3 billion, that is the value of the Company when you multiply the number of share by the price the day before Johnson & Johnson’s offer became known and under the assumption of EUR24.75 per share multiplied by the number of outstanding shares, that leads to a value of [3.2]. That is what Mr. Kruimer’s presentation was all about.

Shareholder — Mr Swinkels
All right, thank you. Mr. Beukema also made a correction with regard to the proxies from shareholders. During the presentation, you said 50 million shares. I don’t remember. Can you tell me how many shares are outstanding and how many options are being executed? Can you give me those numbers?

Sophie Roozendaal - Allen & Overy — Notary
Right, currently, 82,760,375 million shares are outstanding. And, of them, 50,108,537 are present today. So, of those 50 million, which are present, you have now 40 million today, we have received proxies.

Shareholder — Mr Swinkels
But then I don’t understand the correction, which Mr. Beukema made.

Sophie Roozendaal - Allen & Overy — Notary
Yes, earlier when I read out the numbers — the final list hasn’t reached me yet. So the number of proxies went up from 32 million to 40 million today. Thank you very much.

Shareholder — Mr Swinkels

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
Can you tell us how many options will be exercised at EUR24.75?

Rene Beukema - Crucell — General Counsel
It’s about 7 million options — 7 million. And I assume these options are being exercised all ready. They have all ready announced themselves for the bid.
No, they haven’t — not yet. But on the condition of Johnson & Johnson making the bid unconditional they will be bought by Johnson & Johnson.

Shareholder — Mr Swinkels
Okay, that’s clear. But for this 85%, so to speak, the 75 million options don’t count.

Rene Beukema - Crucell — General Counsel
No, not now. But for making the bid unconditional, that’s right, that’s for the 85%. It is simple because if you include the 7 million, then it’s easy to guess.
I’m not sure if it’s easy, but your observation is correct that they — it is important for the total number of outstanding share and it’s important for the meeting which may take place on March — 22nd of March.

Shareholder — Mr Swinkels
Okay but for its current shareholders, it is a disadvantage. It’s a drawback because —

Rene Beukema - Crucell — General Counsel
I’m not sure if it’s an advantage or a drawback. I think you can look at it in different ways.
I would almost quote a famous football player, Johan Cruyff, but I don’t think that’s appropriate here.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Who else would like to take the floor? Mr. Keyner?

Mr Keyner — VEB
My name is Keyner from the VEB. I note that the style of the presentation, which was very clear, was in line with what we were told at previous meetings, but the focus was more on the risk for the company in a stand-alone situation. So that I think you’ll have that, but I think you have started a new trend.
I know that, for me, to play my role as a shareholder properly, one thing is missing. And that is an indication of the percentage of the shares which will finally be tendered. What percentage of the shareholders will respond to the bid which is being issued by Johnson & Johnson. Let me tell you why this is relevant.
The position of minority shareholders are different when you are faced with a 51% majority shareholders or 78% or 85% or 96%. The points which you are requesting approval for the amendments to the articles of this association have negative impacts for the minority shareholders.
But at once, I’d like you to indicate — I’d like you to indicate what percentage of the shareholders will respond to Johnson & Johnson bid.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, we don’t know. How can we tell?

Mr Keyner — VEB
Then why are you requesting approval for amendments to the articles of the association which we cannot tell whether they are beneficial to us or not? How do you want us to decide?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, shall we discuss this under item number three. I’m trying to prepare.

Mr Keyner — VEB
I heard that 40 million proxies have been submitted already. That is more than half will support the bid. I don’t think that’s unrealistic, but half of them — but perhaps it will go up to 55% or 60% is a different situation and another consideration that you’ll have to make as a shareholder to approve those items than when you are faced with 95%. So I think this is a relevant question.
What made you decide to put these items on the agenda today and not after the period of tendering?

Floris Pierik — Allen & Overy — Sollicitor
Perhaps to answer your question. Today, we’re voting about the governance resolutions that will take effect from the moment. Excuse me, today’s vote will concern several resolutions including amending the articles of the association, but those amendments will take effect only once the offer becomes unconditional.
We just heard a presentation describing when the offer would become unconditional, and that’s in part when over 80% of the shares have been are registered and the formalities have been completed and the board is recommending making your offer conditional once that minimum percentage of shares had been registered.
If, unfortunately, the amount registered is below that percentage, in keeping with the rules explained in the offer document, then we’ll need to see what to do, but that’s not relevant now.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
This was Mr Floris Pierik from Allen & Overy

Mr Keyner — VEB
Thank you for your answer. That basically means that the present shareholders are asking for carte blanche regarding all possible scenarios based on 50% plus one share enabling Johnson & Johnson to call the shots. And I think that’s premature. And I don’t think it’s fair of you to ask the shareholders now to approve the most important amendments about the articles of association. So as well as adding nine independent supervisory board members to the present team. I think it’s very premature for us to approve that at this stage.
Next, I’d like to discuss the substance of the offer, that was very clear in the offer document. And Mr. Kruimer added something interesting. What I find very remarkable is the supporting information for the offer.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
You have asked expert parties for their opinion, Barclays among them. I believe that Barclays received EUR1 million for providing the supporting analysis. If the offer is approved and Johnson & Johnson acquires Crucell, then there will be a subsequent commission of EUR9 million for consultancy and similar activities. As a consequence, Barclays has said, we think this is fine. This is excellent.
My question is what would Barclays have done if the terms were otherwise. For example, Barclays was to receive EUR10 million if the offer was canceled and would receive EUR1 million if the offer was approved? Would the analysis have been the same? The analysis can’t be possibly be independent upon those — according to those terms. What made you reach this deal with Barclays?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
We requested two Fairness Opinions. And Fairness Opinions supports our opinion that we had and still have. As you noticed, many methods had been used to assess this company. And we can write down several more for you. But on behalf of both the supervisory board and the executive board, we wanted an independent opinion on the part of two reputable banks. You’re suggesting that those banks are not independent. I disagree.

Mr Keyner — VEB
Have you done everything possible as the supervisory board to ensure that those banks did their — did their work independently? Why was the remuneration offered according to these terms? If that was your principle to do your best to enable Barclays to do its work independently, professionally, and with integrity, why did you tell them you’d — they’d get EUR1 million and — in any case, and if the offer was approved, they’d get another EUR9 million?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, we appointed Barclays Capital as adviser to the firm. And, in addition, we asked to them to issue a Fairness Opinion. That’s standard procedure in transactions such as these. And in advance, the fee that they would receive if the offer were approved was known in the sense that the terms had all ready been established because it was let by the supervisory board and it’s receiving only the fee mentioned and has no other interest in the transaction going ahead or being canceled.
Once again, these Fairness Opinions were used only to support our opinion. Our opinion has not changed as a consequence from the start when we started the negotiations through the completion of the negotiations. We were satisfied with this offer and we unanimously support it.

Mr Keyner — VEB
Yes, you made that very clear from the outset. You said from the outset, as soon as there was an indication that there might be an offer, the executive and supervisory boards both welcomed it.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
No. You’re suggesting something that’s not the case. We didn’t immediately embrace it. We discussed the scenarios for several months and formed our opinion. And we knew in advance, in the discussions with Johnson & Johnson, about where we would end up. And that’s indeed what happened.
And we had this substantiated by calculations that we’ve demonstrated in detail as well as the opinions of two reputable banks that openly and independently and fully transparently issued their opinion that merely supported ours.

Mr Keyner — VEB
So the process took several months, but I imagine it started after August once the contamination was known.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
The opinion of the banks had been issued prior to the contamination,

Mr Keyner — VEB
But did the process take months? Didn’t you say that

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
The negotiations took months, but discussions within the supervisory and executive Boards took months and I believe that we requested this Fairness Opinion in early September finally.
No. It was before the contamination. That’s an important point because that point sort of got lost earlier. We completed these matters before anything was a mess in Korea.

Mr Keyner — VEB
One question to wrap up — I’ll get back to the other points later on. I understand that the offer document — that was something I didn’t have time to ask about last time — if the deal was called off, then Crucell has to pay Johnson EUR20 million. That’s clear. That’s not entirely unusual, but what I find curious is what happens if Johnson & Johnson backs out for whatever reason? Do they have to pay Crucell anything?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
No. The terms according to which Johnson & Johnson is able to back out of the deal have been described by Mr. Rene Beukema. And there are a very few conditions that would make that possible. So to the extent that there might be a materially adverse effect, and I hope that I’m saying this right, there is no — no case of breaking fee.

Mr Keyner — VEB
Thank you.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Mr. Heinemann from The Hague?

Shareholder — Mr Heinemann
Mr. Chairman, as you know, my name is Heinemann, and I do indeed live in The Hague. I’d like to thank the members of the executive board for their clear presentations. But I do have a few questions.
My first one is that I’ve held Crucell shares for about ten years. And, in the past, we were constantly told what a pearl Crucell holds, is it a cell or molecule, I don’t remember exactly, P E R T 6. I’d like to ask Mr. Brus to elaborate on these special properties of this cell, which is apparently immortal.
And my second question concerns the employees. In many cases, US companies focus on the short-term end. Is there a danger that Crucell’s patents will simply be exhausted — I’m referring to vaccines; Crucell has a near monopoly on vaccines — and as well as the specific scientific knowledge present in the firm and then, afterwards, these people might be neutralized or even laid off?

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
And my third question is when the bank was given permission for the shareholdings to be transferred at a price of EUR24.75 to Johnson & Johnson, would that be as of next week over and out if Johnson & Johnson receives 95% of the shares? And will we still be able to attend the next shareholder’s meeting on 22 March or will the transfer of its shareholdings take place at a later date? Those were my questions.

Ronald Brus - Crucell — CEO
Mr. Heinmemann, I’ll tell you something about the PER.C6 cells. I’ll be happy to do so. They are indeed cells. And we describe them as having been made immortal. Thanks to a piece of DNA from a cold virus. That piece of DNA was placed in the cell’s genome. And this means that the cell will subdivide eternally.
The idea is that you can do several important things with this technology. First, cold viruses replicate, if — it’s possible to grow cold viruses that have been stripped of their replication DNA and that piece of DNA is replaced for example with a piece of genetic information in various parasites. You can grow cold viruses that way that have protein code features of the HIV virus of the malaria parasite and of all kinds of other diseases.
And we introduced that in all our programs. We’ve done something else with these cells. These cells are also very fertile ground for all kinds of viruses. In other words, ordinarily, influenza would be grown on chicken eggs that already contain a small embryonic chick, and that happens in such a manner that each chicken egg is enough for one syringe of vaccine.
And we’ve tried to manufacture that entire system on cells. We’ve reasoned that influenza grows very easily in our bronchiole and in our — in the mucus of our throats, so why wouldn’t it grow on these human cells, in that way you can produce a lot of virus very quickly and we subsequently inactivate the virus and supply that as a substrate for a new vaccine. So that’s the other method we use.
Third, there’s a method that we use where that’s for all monoclonal antibodies used to treat tumors for example, as well as some infectious diseases are produced on what are known as Chinese hamster ovary cells. Well, we figured that we could make those on human cells as well. And that’s how we make a rabies antibody on those human cells.
That’s what our PER.C6 is based. And our entire pipeline is based on that technology. And I believe at the end of 1998, we also decided that we could make something else on those cells. We called it Galapagos. And we said that basically you can use that to develop a new molecule if a certain disease-inducing pathogen is introduced into that gene and you then screen all of that. And that’s what turned into Galapagos.
And I believe that Crucell still holds about nearly a 5% share — and that was off the top of my head. So that’s what the entire firm is based on as well as our subsidiary, Galapagos. The second point you mentioned was the patent. How important are these patents for us? I think it’s very important to understand that vaccines are based not only patents, but also rely heavily on certain know-how.
You probably know that Coca-Cola is based entirely on know-how and not on patents. So, if you know how to produce those things is often more important than knowing it. At one point, you protected the manufacturer. Why is that so? Well, patent for example have 17 years of protection, whereas the know-how, the fact that you know how to make something that nobody else knows can basically be protected eternally.
Most vaccines that we currently manufacture are protected primarily in terms of our know-how and not the patents. So we don’t think that Johnson & Johnson’s main interest is the patents. We believe that Johnson & Johnson’s main interest is our research operations in the Netherlands and in some other global centers under the aegis of Jaap Goudsmit and Jerry Sadoff.
We launched new ideas that are combating diseases. And that depends entirely on the people who work for us. That’s why it’s our idea. That is the people. And we feel that way based on all our interactions with Johnson & Johnson. Johnson & Johnson cares about the activities concerning our research and development and the opportunity to produce that.

Rene Beukema - Crucell — General Counsel
Now, as for your question about 95%, it’s true that if we were to proceed with or without an extension to a 95% registration, then the meeting we scheduled for March 22nd won’t take place and then that would be our final meeting together in this constellation. And somebody at the start of this meeting described it as the final song, but that’s true in that respect.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Shareholder — Mr Heinemann
I have another question. Did the Works Council agreed to this acquisition?

Rene Beukema - Crucell — General Counsel
Well, we requested the Works Council for advice at a very early stage. That’s standard practice at Crucell. And we had a lively debate with the Works Council. We observed and requested advice very early on so that they have the opportunity to prepare thoroughly and, ultimately, to provide consent or advice.
It’s a very pleasant way of working with the manager as established in the Works Council’s Act and the Works Council members. And it’s very useful and pleasant because we asked our Works Council members, once they’ve issued their advice, to convey that to the other — to their co-workers.
They issued a positive recommendation for this transaction, everything in the Offer document, so that next, together with the other employees, independently or through private conversations, they were able to explain why they issued their positive recommendation.

Shareholder — Mr Heinemann
And you mentioned Galapagos earlier in the Netherlands, that’s a spin off that originated from Crucell. Isn’t Galapagos an interesting candidate for Johnson & Johnson to acquire as well especially because they’re doing far better than they were?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, that’s not relevant at this time.
Thank you, Mr. Verbaan . I apologize, van der Baan.

Mr van der Baan — Van Herk Groep — Shareholder
Good afternoon. I’m van der Baan of the Van Herk Groep. First, my fellow minority shareholders who are at the floor first asked us to say something as to whether or not we are going to register. And we won’t be saying anything about this today, but we will mention something about this when the decision — when it’s time for the decision. But you’ll have to form your own opinion and you shouldn’t rely on us, but we’ll let you know before the tender period expires what we’ll be doing.
Well, you don’t want to be too late with this. Well before the 16th. Otherwise, you’ll be too late, but think carefully about what you do yourself. Think for yourself.
Our second point, I would like a word of support for our friends from the VEB, the Stockholders Exchange, what they said about the fairholder — the Fairness Opinion. As the chairman, I heard you say yourself that the supervisory report you requested another bank for Fairness Opinion as well.
I think that’s wise because any bank that you would ask to issue a Fairness Opinion and if you say you get EUR1 million if the offer is canceled and EUR10 billion if the Offer is approved, then obviously any bank will say that it’s a fair offer. Now, I challenge you to come up with a bank that would not say it’s fair. That’s the Fairness Opinion — a Fairness Opinion issued by a bank that is compensated for a successful offer is worthless.
And my question to you concerns the material adverse change clause. Now that things don’t look so bad in Korea after all, can you confirm to me that the course of events should no longer be considered as a material adverse change in Korea by Johnson & Johnson?

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, I can’t. That’s not the case yet, but a material adverse event may materialize until one minute prior to the offer becoming unconditional.

Mr van der Baan — Van Herk Groep — Shareholder
Well, I didn’t ask you to look into a crystal ball. I asked you to talk about the status quo.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
No, that’s not the case today.

Mr van der Baan — Van Herk Groep — Shareholder
So you can confirm that the course of events in Korea to this day is no longer a possible material adverse event.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
No, it never was either. Since the announcement we made about Korea in December, nothing has changed.

Mr van der Baan — Van Herk Groep — Shareholder
Well, it’s the time you indicated that it might perhaps qualify. And you didn’t quantify how much it would be or what would exceed the limit, but you said it was — it did have that potential. I understand that at this point, it’ no longer the case.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Okay, now you’re pinning me down to semantics. I don’t think that change would label the Korea situation as a material adverse event, but I’ll have to give you the same answer I gave earlier. Nothing has changed since then.

Mr van der Baan — Van Herk Groep — Shareholder
And in that case, can you confirm to me that there are no other matters to this day that might be labeled as such?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes, I can sincerely assure you of that.

Mr van der Baan — Van Herk Groep — Shareholder
Thank you.

Mr van Eerdenburg — Shareholder
Van Eerdenburg, and I work in the agri business. And we use our farmers’ common sense. Farmers can do numbers very quickly. Often, that becomes hydro digital computation. On the back of a cigar box, we’re talking about the acquisition price and the offer. And in my view, it’s

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
insufficient because based on my calculations on the — on the back of a cigar box, I get an entirely a different figure than you do from all your nice bank calculations.
I have a proposal to satisfy others, including myself. I’ve understood that many shares were registered by a proxy. You have a lot of cash on hand. And based on a hydro digital calculation method, I estimate it’s about EUR3 per share. What if we were to pay that at — as a dividend? We can decide to do so as shareholders. It will benefit all shareholders because basically we hold the purse strings. But if we — to then receive the same offer from Johnson & Johnson, how would that be?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
I certainly like cigar boxes and I know how those calculations work. But, unfortunately, what you’re suggesting is not an option. The offer is as is. And you’ve made a suggestion that’s not on the agenda. And we didn’t put it there either. It’s not relevant, so, I’d like to leave it at that.

Mr Swarte — Shareholder
I’m Mr. Swarte, I’ve been a shareholder from the outset. To me, the executive board amply demonstrated today that Johnson & Johnson’s offer will benefit the company. And although they didn’t say it explicitly, it’s also clear to me that this will do more to guarantee that the vaccines being developed will reach patients at an early stage. And that’s one of the company’s main values, and I believe that the acquisition supports this.
But we shareholders feel differently about that. And we feel that we were appreciated because as shareholders who have been with Crucell from the onset, we made it possible for Crucell to get where it is today. The major pharmaceutical companies have not done that.
And if the — if many of us feel that the offer of EUR24.75 as share is insufficient, then we’ll have to accept the honor and appreciation. Mr. Chairman, often, we have to draw up scenarios and, now, I’ve thought of one myself. And I’ve got a question for you at the end of it.
Now, if I understand you correctly, if it’s less than 80%, the offer might be declared unconditional by Johnson & Johnson, but you’ll have to authorize that as the CEO. Well, how about if you simply do that? Then, theoretically, this may be voted at the post AGM by 51% of the shares and the shares will be sold to some private company and, as remaining shareholders, we’ll — if we haven’t registered our shares, we’ll be left holding an empty company with a certain amount of money.
Well, you may say that we won’t automatically agree to anything. My question is what are your feelings? What number did you have in mind? Which additional conditions will you impose in that situation?
We’ve spoken about it last time as well, and I invited you to think about that in the next two months.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, I haven’t done that. Shame, shame.
That takes us to very hypothetical scenarios. We didn’t contemplate those. Well, the situation is that if less than 80% of the shares is registered, then the boards of both companies will review the situation again. And if my information is correct, Floris [Pierik] help me, then we’ll have to approach the shareholders again should we want to make a certain proposal.

Floris Pierik — Allen & Overy — Sollicitor
Less than 80% of the shares had been registered, then, it’s very clear that if Johnson & Johnson wants to carry through this offer, it will require the Company’s permission. And the Company, if this is relevant will, need to think again under what conditions the company wants to do this. It might be good to observe that it’s unlikely that Johnson & Johnson would want to do this also because we have the IRS ruling. And part of the IRS ruling which figures in the offer is that 80% is registered.
We can’t exclude that. That’s an important question. But if we do reach that point, the Company will have to examine under which conditions it’s willing to agree to Johnson & Johnson carrying through the offer. And we’ll also need to make certain governance agreements, but we can’t anticipate that because no decisions about that have been taken yet by the Company. That’s the answer to your question.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Mr Swarte — Shareholder
Please remain where you are because Mr Oosterveld added that if you wanted to change that, he would require the — it would require permission from the shareholders meeting?

Floris Pierik — Allen & Overy — Sollicitor
If one of the conditions were that other amendments to the articles of association or governance agreements would be necessary, if that were the case, then once again, no decisions had been taken about that yet that would lead to other amendments to the articles of association or appointments.
Then, as a standard practice, meeting will need to be convened because those decisions are up to the shareholders and require their approval. But once again, no such decisions had been taken. And for the meantime, the offer won’t be declared unconditional if less than 80% of the share is registered.

Mr Swarte — Shareholder
Mr. Chairman, you need to state things clearly and ask them clearly. Regarding the settlement date and the description that might also include the offer being unconditional level of registration below 80%, that’s still possible because Mr. Pierik has indicated that for the governance rules or different articles of association, we’d have to submit those to a meeting, but if you’ve shared that if the offer is made unconditional that the decisions we take today will simply apply even if it’s less than 80%, unless you say, as the executive board, we don’t want this. Was I clear?

Floris Pierik — Allen & Overy — Sollicitor
If no other conditions are set by the board for approval, then that could theoretically be the case. But we can’t anticipate that. Conceivably, the percentage of shares recorded could be a 79% or 65%. In any case, we’ll need to examine what the conditions would be for the board to cooperate. But as long as that doesn’t lead to different article of association or different governance rules, then the ones we have today will remain intact.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Floris added a point about the IRS. The IRS is committed to that 80%.

Mr Swarte — Shareholder
Are you sure?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes.

Mr Swarte — Shareholder
Thank you.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
As to my answer to Mr Eerdenburg, you say I’m afraid of a misunderstanding about the fact of how this all started today and how many are represented here and the shares that will be registered. Those two are unrelated. We don’t know how many shares are registered today. Nobody

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
knows that because we haven’t counted them. [Inaudible remark] I wanted to avoid any misunderstanding. The votes today are unrelated to any shares that may or may not have been registered.

Mr van Eerdenburg — Shareholder
What I meant was the — already authorizing you to take any decision you want. I assume that these are also shares that will be registered later on.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
That’s your assumption,

Mr Eerdenburg — Shareholder
Yes, my assumption.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
I think that your assumption is incorrect and I think I know that it’s incorrect.

Mr Eerdenburg — Shareholder
You don’t think that the people giving you the proxy won’t register their shares for the offer?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Well, you can’t simply assume that they’re being registered.

Mr Eerdenburg — Shareholder
You say they can’t be registered, but I happen to take a different view.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
I simply wanted to clear up that misunderstanding.
So, who would like the floor, Mr. Keyner.

Mr Keyner — VEB
I’m Keyner of the VEB. I had forgotten one question, but I’d like to state very briefly that the questions from Mr. Swarte are highly relevant and boil down to the point I was trying to make, which is that the voting items on this agenda mean that our shareholders are being asked to sign something with a blindfold on, the situation’s more serious in the sense that if you’re going between the range of 50 and 80%, we don’t know what’s going to happen.
The response from you adviser in this matter is rather obscure, that anything could happen and so on and so forth. In my view of the situation is that there’s a reasonable likelihood that we won’t be asked for our opinion of what will happen in the event of an acquisition by Johnson & Johnson, what the position will be of the remaining minority shareholders and the VEB thinks that this is most reproachful.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
First, we can’t know how many people will offer their shares or what Johnson & Johnson will do with these shares. And then, all of a sudden, we have to give Johnson & Johnson and you carte blanche. I think it’s inappropriate how you answered Mr. Smart, and this does not mean that Crucell.
So I wanted to share that response first. I think it’s reproachful. But another thing concerns Mr. Kruimer’s arguments substantiating the offer. I already told my opinion, of Barclay’s opinion. I don’t appreciate it. The other concerns the EBITDA, which is a multiple of operating profits and the rest.
And my question to Mr. Kruimer as a top professional because he certainly is that — what is the point with a company where most of the value is in the pipeline? And we find technologies are licensed to others and there’s intensive work to strengthen the pipeline for several years. What’s the purpose of using a multiple of EBITDA with a firm that depends heavily on this structure, the pipeline when the first useful product is unlikely to be available until 2015? There’s no use to that.

Leonard Kruimer - Crucell — CFO
What I showed you was an analysis and that’s one of many analyses and comparisons made. I don’t focus blindly on one single standard EBITDA as a very common standard for comparing companies with one another. And make no mistake, if we make comparisons with companies in the biotech or vaccine industry, they all have the same profile, they all have a pipeline that is not immediately expressed in the EBITDA.
What does express, the EBITDA, is the sum of the parts and other analyses done here. And once again, I’ve really tried to emphasize that you can never use only one single analysis and use that as a standard for valuation, but that the valuations are a bandwidth that you approach based on a very broad range of analyses and EBITDA is one of them. It’s not perfect and that’s the way things are. Thank you.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Who else would like to take the floor?

Mr Burgers — Add Value Fund — Shareholder
Chairman, my name is Burgers. I speak on behalf of the Add Value Fund. I have a question about the contamination in Korea, because some things aren’t quite clear to me.
Yesterday, a report was published on the results for 2010, which showed that you suffered a loss in 2010. In his presentation, Mr. Kruimer just said, as far as I understood, that the problems are now under control and that the plant is in full production, and you’re even shipping product.
But the question is whether you will consider the problem as material. I haven’t heard an answer to that question. Can you guarantee that they will not do so? Or is it possible that on the day when the bid is to become unconditional that Johnson & Johnson will come back to us, saying that we conclude that this incident has cost so and so much, so we will deduct that from the price. That could be — that’s a possible scenario.
So my question is, is it clear by now that Johnson & Johnson have now confirmed that they will not do so? And in addition, my question is that, if the bid doesn’t go through, doesn’t go ahead, that’s also possible, then Johnson & Johnson could still be a supportive shareholder of Crucell. That’s also a possible scenario.
So, with our knowledge as it stands today, is it possible that Johnson & Johnson’s decisions will in any way be influenced by the Korea contamination.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Okay, let’s go back to the assumption. First, I’d like ask Mr. Breukema to say something about this. And I’d like to ask Mr. de Jong to tell us where we stand today.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Rene Beukema — Crucell — Legal Counsel
The legal status of the Korea contamination as Mr. Burgers described from page 62 of the document and whether I would advise everybody to read it. We have it available here and it says clearly what Johnson & Johnson and Crucell have meant, how we have dealt with that issue. It’s on page 62. And we’ll give you a copy if you don’t have your own copy here so that we can check the text literally so that this issue becomes clear to everybody once and for all.

Cees de Jong — Crucell — Chief Operating Officer
The status in Korea is as follows, and they said the — were audited by the KFDA. That’s the main regulator in this issue in Korea. A week and a half ago they told us that they support our restart and that they approve it. We are still to receive the report, but we had already started because we ourselves thought the factory was good enough.
The first batches have had now been produced and they have stood all tests. They can’t be released yet because they have to undergo certain tox tests, but these tox tests were no problem. The plant was also audited by Novartis and Johnson & Johnson also came to see it. And these orders too did not lead to anything in particular. And we expect in fact — and that’s the main thing — that the World Health Organization will publish on its website this very week that our material is good again and can be used.
That will mean that the first materials, the first fresh materials will be shipped within a few weeks. I expect February 18th, that that will be date that we will fill the 100-liter bags at Green Cross, and then the first week of March, we expect to ship materials from the Incheon factory.
And this is good news because this whole situation was really bad news for the children which after all we are working for.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Any other questions?

Mr Burgers — Add Value Fund — Shareholder
My question is very concrete, Chairman. Is J&J based on what we know now about Korea after today to invoke the fact that what happened in Korea was material and that has an effect on the pros they offer. That’s my question.

Rene Beukema — Crucell — Legal Counsel
The answer to that is yes. So right now there is no reason even to suppose that they can invoke a MAC until one second before the bid goes unconditional. Then they can always invoke a MAC that can invoke a MAC and not declare the bid unconditional. So, the deal wouldn’t go through.

Floris Pierik — Allen & Overy — Sollicitor
It would be good to add that if Johnson & Johnson do declare the bid unconditional and there was no reason to invoke the MAC, then it’s good to add that when — at the time the bid was made, the situation was already known. So there are no reasons currently for Johnson & Johnson to invoke the MAC. However, they do reserve the right that if new developments occur, then — can still invoke these material, adverse effects.
So if everything goes according to the situation — and so it wouldn’t be — it couldn’t be done just based on the situation that existed a month and a half ago.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
All right, Floris, I think it’s good to add that. Who else would like to take the floor?

Mr Koster — Shareholder
Again, Koster, Chairman. The fairness opinion, I knew what was going on but I didn’t the events and the people who read the documents more closely than I, because I don’t at all actually. But, well, they chose me to take the floor here.
We all want something more and so did the people at the management table. And why not? But 9 million extra for those banks. Well, I don’t think it’s very good taste. I wouldn’t say mismanagement because you’ve always done well. But still, this is something that you would have to be penalized for by all of us.
And when you get penalized, you often have to pay the price, sir. I have learned to calculate by heart to do my arithmetic by heart, that’s 9 million. That’s about EUR0.25 per share. Or is it then? well, I thought 40 million plus there’s from Johnson & Johnson as well. In fact, you need to be smacked on the behind there.
And at least you should be corrected by us. You should at least pay those EUR0.10 or EUR0.12 or whatever from your own pockets. For you it’s peanuts. And that might just about to convince us, and also for the future, I’d like the banks to learn a lesson from this that this is out of proportion and it shouldn’t happen again in case of a takeover.
Well, I suppose this takeover will go ahead after all. I’d say what a pity. Crucell is the only listed biotech company for us as shareholders and for this (inaudible) too sees a company disappearing. We probably have to move to Belgium. And there’s a few cents that we are all expecting. I’d say why don’t you — why don’t you be nice to us for once?

Leonard Kruimer - Crucell — CFO
Now, about the banks because everybody keeps referring to that, perhaps I can say something about this, Barclays is — was our financial adviser for a number of years and they were never paid for that. We agreed that there would be success fee at that time a transaction took place. The transaction success fee was agreed on.
And in terms of what is usual for this kind of fee, it can be described as low. It might be hard to imagine but that’s the way it is, and I can of understand that. People have opinions on these fees paid to banks, but the fees that we negotiated with our financial advisers is far below what is usual in this kind of situation. What is usual is one or two or even 3% of the total takeover sum and when you calculate that, then this fee has to be seen in a completely different light.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Who else? If not, then I suggest that we move to item 3a. That is the proposal to amend the articles of association of the company with effect of the settlement date, being the date no later than the third business day after the date the offer has been declared unconditional, under the condition precedent of the contemplated offer of Johnson & Johnson for all the outstanding shares in the capital of the company being declared unconditional. This proposal is commented on under the item. Does anyone wish to take the floor or ask a question? Mr. Keyner, Keyner from the VEB.

Mr Keyner — VEB
I’d like to emphasize that the VEB will always vote against this kind of item.
Well, we do not know what the specification is we’re going to vote for, that is in clarity about the situation between 50% and 80%, or different answers that we have received to that, or they can interpret it differently, and we don’t know what happens when somebody tenders their shares. And the number of shares tendered is between 51%, 78%, or 95%.
So we will vote against.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Rene Beukema — Crucell — Legal Counsel
Chairman, for 8,587,383 and for — and we will abstain, and for 93,321 shares we will vote against.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Any other votes against? All right. So the proposal has been adopted.
Then, I’d like to have your attention for item 3b, the proposal to authorize each member of the board of management of the company and also each civil law notary, deputy civil law notary or notarial assistant of Allen & Overy LLP, each of them separately, with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional, to apply to the Dutch Ministry of Justice for the statement of no objection and to have the Deed of Amendment of the Article of Association executed.
Does anyone wish to take the floor on this issue?
Is anyone against this proposal?

Rene Beukema — Crucell — Legal Counsel
People among the audience, based on the proxies I received, 8,194,993 shares wish to abstain and 92,991 wish to vote against.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
So the proposal has been adopted.
The next item concerns the resignation of a number of members of the supervisory board, about which I want to discuss the following. Because of the public bid by Johnson & Johnson, the supervisory board has reviewed its profile. One of the conditions of the bid is that the composition of the supervisory board should be modified.
And Johnson & Johnson have proposed two new supervisors. The supervisory board found that the profile can’t be maintained in the sense that with the intended intention, the board will consist of more than nine people and most of the supervisors will no longer be independent.
Therefore, we intend to adjust the profile in the sense under the condition precedent that the offer should be declared unconditional; where the profile deviates from the corporate governance code, this deviation will be reported in our annual reports for the year 2011.
That takes me to item four on the agenda of the resignation of Mr. Burns, Mr. Davis, Mr. Satow, Mr. Shannon, Mr. Siber, Mr. Waller and Wilhelmsson as members of the supervisory board and the proposal to grant discharge as per the settlement date, under the condition — the condition precedent of the offer being declared unconditional.
The explanatory notes says this discharge only extends to actions or omissions as disclosed in or apparent in any public document, includes the offer document, the explanatory notes to the bidding process, the press releases and the published figures. Therefore, the discharge does not concern the annual accounts for 2010 or 2011.
This will be discussed when the annual reports, the financial years concerned are discussed. Does anyone have a question on this issue? Mr. Keyner?

Mr Keyner — VEB
Keyner from the VEB. Now, just to make sure I understand. When you ask for discharge until the settlement date, of course, you can only grant a discharge up to this day. We cannot grant discharge for something that may happen in the future. The way I understand that, I said what I intended. But I don’t understand you. Perhaps you can explain so I understand also.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
The settlement data is a point of time in the future. I cannot grant discharge for something that you may do later. Okay, I leave that up to you.

Sohpie Roozendaal — Allen & Overy — Notary
These gentlemen will only step down at the time the bid becomes unconditional and when the settlement date becomes effective. And we are requesting discharge for that point. This only concerns public documents and the annual report is yet to be drafted and will — can be approved in the future shareholder meetings. But things that may happen the day after tomorrow and that may have nothing to do with this.
I am granting discharge for that or not?

Sohpie Roozendaal — Allen & Overy — Notary
Yes, if these actions become published. So they are still members of the supervisory council. So, yes, you are granting discharge for that.

Mr Keyner — VEB
So this means that I’m granting discharge for 2012, 2013, and 2014. That doesn’t make sense.

Sohpie Roozendaal — Allen & Overy — Notary
No. No. That period won’t extend to the dates you say because we are bound by the decree on public bids.

Mr Keyner — VEB
Well, whatever. I may think about the supervisors of course VEB cannot grant discharge for a point of time in the future. You cannot ask this from the shareholders independent from how the supervisors have performed. You just can’t ask for this. This just isn’t possible.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Anyone else?

Mr Keyner — VEB
Well, I have some other questions. Before discharge is granted, which we will not do, still I have some questions. How do the supervisors explain the tone of voice towards the shareholders from the management compared to the last six or seven years and what we have gone through in the past six months? That is a clear change in the style of communication, from extremely optimistic to very cautious or even pessimistic. How do the supervisors explain that and how do they view their role in that?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes, this is the third time you say this. I don’t — I think — you’re not seeing this correctly. I think — don’t think there is a different tone of voice or a different type of communication. In this company, we speak openly about all that we have concerns with and what we need to publish, we publish.

Final Transcript
Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
And we are now in this situation and we have chosen the supervisors to accept this. But this bid, we sincerely think this is a good bid and it’s good for the company. And this is the third time you were saying this. I don’t see the difference.
In December, we communicated openly. We always communicate openly and we have not communicated anything else today than we did December or at any point if time before that. Companies develop, they change, things happen, which go well, some things don’t go well.
Don’t forget that we have an impressive pipeline, which is increasing constantly and which has never led to a failure so far. And the fact that we have had no failure is great. But the huge mountain of financial hurdles we have to take to defend that point plan and take the profits to market in the future is enormous and the risk that we will not succeed in doing so on our own is even greater.
And therefore, we chose without hesitation to support the bid. We did so while considering two alternatives, which we have also explained three times, that is an acquisition. We talked to acquisition candidates and we concluded that this was an avenue that was too big for us to handle.
We find no one furthermore who fitted well to this company to take over of Berna was successful. It was a gamble. We were successful. But today, beyond the current scope of our company, we want to take this step and we think it is better once we have completed this part to reduce the risk profile of the company. And we want to make sure that we make this company become part of a respectable corporation which has the capability of taking Crucell much further and much farther than we can do on our own.
And I deny that we presented that in a different way than we ever did. And you need to realize that companies develop. And again, currently, this is the best we can do for our company and it is regrettable that people sometimes feel that we are taking the company away from the stock exchange and we can no longer be independent.
That’s true, but there is no other choice. And for the shareholders, there is a bid here with an enormous percentage above the current share price. And I think shareholders can be more than satisfied about that and many of you are.

Mr Keyner — VEB
Okay. You give me a lengthy answer. But my question was purely about whether the bid is good or not. The VEB, we know — we did not kill the bid from the beginning, but we do say it is not in line with what was apparently presented to us in the past and apparently the supervisory board meant different things in the past six, seven years than the way it is — then the style, it is — it is bringing forward today.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
All right. You may think so, but I don’t agree with you because we are — you cannot expect us to say exactly the same thing as six years ago.
Of course, we have expressed optimistic expectations. Some of them didn’t actually materialize. But there are other companies that are — a few pharma companies like this one who have never seen a pipeline product fail, which is great for us. But thereby, the wave of financing needs ahead of us becomes greater and greater.
So, yes, companies develop, especially this one, in a rapid environment and a rapid market. And of course, I’m not saying the same thing as six years ago. But the events that we always publish in time and announce and publish on the website and explain to our shareholder’s meeting have evolved.

Mr Keyner — VEB
Yes, obviously. Now with different opinions, it’s not up to you to determine how I feel things. You presented things in a certain way and apparently there’s some miscommunication.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
No, there’s no miscommunication. I deny that.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Mr Keyner — VEB
Well, misunderstanding on my part then.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
That is your problem

Mr Keyner — VEB
I also have a practical question that has to do with the discharge for the supervisors. I’d like to have a statement from the supervisors that for investor and for the stock price for Crucell. No material things have been hidden that might have had the effect that the share price might go up.
In other words, I want the supervisors to declare that nothing was done to make the bids seem more attractive than it really is. You’re quite very quiet about the pipeline these days. I can understand that. But I want to make sure that the shareholders have had all the information that is relevant whether the 24.75 is indeed a great offer.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
All information we have to share we have shared.
There is nothing that we haven’t told you.

Mr Keyner — VEB
And finally, that there’s also a role which the supervisors have to make sure that the management does all that is in the interest of the shareholders that in the contemplation of the management when embracing Johnson & Johnson’s bid that no exaggerations were included.
You clearly explained last time what the — what last year’s performances were, but we want to now make sure that Mr. Kruimer or Mr. Brus did not negotiate an additional reward if the deal is successful.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Yes, I can confirm that. No bonuses have been paid or will be paid whether if the bid goes through or does not go through, independent from each other. Very well. Mr. van Eerdenburg?

Frank van Eerdenburg — Shareholder
Frank van Eerdenburg. Further to this debate which has Mr. Keyner from the VEB is right to say, in my opinion, and some people sitting around me too say that the tone of voice in the presentation has changed. You said there has been no miscommunication. But in case of communications that are always two stations, always — at least two stations are involved. Mr. Keyner says that he has a different impression than you wanted to — you wanted to arise.
I think that the tone in which you reacted is absolutely inappropriate and inadmissible, especially for the chairman at a meeting like this. This really, I think, is very painful and this is not the way we needed we should be dealing with each other. And could it possibly be that the sender of the message should have presented things slightly differently.
Many people like me have a completely different idea from these presentations we have heard at other meetings. So don’t say — either you were making another impression at previous meetings or at this one, but one of the two is the case.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Okay Sorry I regret having you — have you — hearing you react so painfully. I shall talk to Mr. Keyner after the meeting.

Mr Swarte - Shareholder
Chairman, the last time, 15 minutes ago I talked to you and asked you a question about what would happen if less than 80% is tendered. And then — so then there will be an important debate between the management including the supervisors and Johnson & Johnson.
Those consultations may considerably limit our rights as shareholders. You are asking us for discharge already now for the decisions you may then take because you want to discharge after the settlement date. So in that case we have already granted your discharge for which you will decide by then. Is that correct?

Floris Pierik - Allen & Overy — Sollicitor
The answer to your question is that this discharge concerns only actions apparent from public documents. So, it doesn’t concern any discharge for actions that are yet unknown on the part of the supervisory board members.

Mr Swarte — Shareholder
So, you want us to grant a discharge through the settlement date, but you’re basically saying that anything that happens in the interim that is not yet known will not be discharged. So why are you granting a discharge through the settlement date then?

Floris Pierik - Allen & Overy — Sollicitor
We need to grant the discharge based on public documents. You can’t grant a discharge for documents that are unknown to you that sounds obvious to me.

Mr Swarte — Shareholder
Well, wouldn’t it be much easier for this decision to be taken at the next meeting? Very well, Mr. Chairman, as for the tone Mr. van Eerdenburg has said quite enough already. But you described Berna internally as a gamble. At the meeting at the Hilton when you talked about Berna, you never mentioned that it was a gamble. And I think that you spoke today in the heat of the moment.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Are there any more questions? No questions. wait a moment. First, I’ll ask whether anybody would like to vote against?

Rene Beukema - Crucell — General Counsel
Several. And with the 8,242,736 abstentions and opposed are 46,828.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
On to agenda item 5a, the proposal to appoint Mr. J.H.J. Peeters to the supervisory board as of the settlement date, under the condition precedent of the offer being declared unconditional. This proposal is explained at the agenda item featuring the personal data concerning Peeters. Unfortunately, Mr. Peeters is not present today. Does anybody have any questions or comments concerning this item? Mr. Keyner?

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Mr Keyner — VEB
Keyner from the VEB. Mr. Chairman, what could the reason be of minority shareholders to approve the appointment of an independent supervisor board member? Why is this in our interest?

Rene Beukema - Crucell — General Counsel
An excellent question, Mr. Keyner. My compliments.

Sohpie Roozendaal — Allen & Overy — Notary
These items are on the agenda because these were agreed as offer conditions and this appointment also figures in the IRS ruling.

Mr Keyner — VEB
Well, I don’t think that really answers my question. Let me reformulate it in a more business-like way. Wouldn’t it be more sensible regarding all nine supervisory board members? Couldn’t the number at least be made contingent on the percentage that’s registered with Johnson & Johnson.
So, if Johnson & Johnson gets 51% despite all the obscure answers, they still want to make this acquisition then as minority shareholders have only 49%, we would have a supervisory board member of nine independent supervisory board members and perhaps two would side with us. What led you to request appointment of nine independent supervisory board members?

Sohpie Roozendaal — Allen & Overy — Notary
The number of supervisory board members was one of the conditions in the IRS ruling. And that takes us back to the debate we already had this afternoon. And we can’t really say what will happen if less than 80% of the shares is registered. But to get the 80% on which the IRS ruling depends, that includes the nine supervisory board members.
That’s one of the requirements of the IRS ruling and one of the conditions. We can’t say let’s go back and see what would happen if less than 80% is registered, then, the supervisory management boards of Crucell will have to talk to Johnson & Johnson again and the governance will be reviewed and it will be considered whether this distribution is advisable. But at this point there’s no other option because this is — this figures in the offer conditions.

Mr Keyner — VEB
Okay. That is clear. I’d like to appeal to the chairman of the supervisory board that contingent on the share — of the portion of shares registered, you would use your veto right to strike an appropriate balance between independent and partial members of the supervisory board.

Rene Beukema - Crucell — General Counsel
I think your remark is justified.

Mr Keyner — VEB
Does that mean you’re agreeing to it or that you like my remark?

Rene Beukema - Crucell — General Counsel
Both. I’m agreeing to it and I think it’s a good remark.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Mr Keyner — VEB
Thank you.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Very well. Are there any other questions about this item?

Mr Jansen — Secva Foundation
On behalf of Jansen from Secva Foundation, I have a question about the voting method. If I raise my hand when you ask in favor and against, how do you know how many shares are voting against? Well, I wasn’t there yet regarding this item. But I wanted to ask whether anybody is opposed? You oppose. You’re opposed. Would anybody like a vote by roll call?

Rene Beukema — Crucell — General Counsel
That’s not the question, Mr. Chairman. If anybody feels the need or if anybody can think of a legal reason to be listed in the minutes based on their name and the party they represent and the number of votes represented, you’re free to state this in the microphone and state how many votes you’re casting in favor, against or abstaining. Every shareholder is invited to do so.

Mr Jansen — Secva Foundation
Can I do that now, Mr. Chairman?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Definitely.

Mr Jansen — Secva Foundation
This item, 5,126,788 votes in favor, 2,613 opposed. So that’s reasonable. But I’d like this recorded for all upcoming nine items. I am Jansen, from the Secva Foundation — this recorded for all upcoming nine items, Jansen from the Stekva Foundation

Mr Keyner — VEB
VEB and all items including the previous one, VEB is voting against. Not so many votes over 75,000 votes against on item five and four as I’ve indicated by raising my hand those items too.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
We’ll record that in the minutes too. Any other votes opposed?

Rene Beukema - Crucell — General Counsel
Yes, Mr. Chairman, based on my proxies, 8,195,298 abstentions and 94141 against this item.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Any other votes against then we’re recording that for the minutes and this proposal has been adopted.
Now, item five B, the proposal to appoint Mr. P. Stoffels as a member of the Supervisory Board with effect from the Settlement Date under the condition precedent of precedent of the offer. Unfortunately, Mr. P. Stoffels is also absent.
The votes opposed were recorded previously, are there any other votes opposed on this item other than the ones we already know? Opposed based on a proxy please rise and state.

Rene Beukema - Crucell — General Counsel
The number of votes simply raising their hand will be registered.
94,691 opposed based on proxies and 8,195,073 votes abstain.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Then this item has been adopted as well. Next, the proposal to appoint Mr. T.J. Heyman as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional. Mr. Heyman is present, perhaps he’d like to rise so that you’ll know who he is. Thank you.

Rene Beukema - Crucell — General Counsel
Opposed based on proxies 94,691 and 8,195,073 abstentions.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Thank you. Mr. Heinemann?

Mr Heinemann — Shareholder
Mr. Chairman? I really don’t really understand this item on the agenda. Seven supervisory board members are resigning and nine are being appointed, but if Crucell is integrated into Johnson & Johnson, then I can’t possibly imagine that these newly appointed supervisory board members will be able to do their jobs properly.
The responsibilities of a supervisory board are to supervise the management. Johnson & Johnson is many times larger than Crucell, how could some recently appointed supervisory board members supervise the management of such a huge firm as Johnson & Johnson? So, I simply don’t understand the item.

Rene Beukema - Crucell — General Counsel
Sir, the supervisory board will remain intact as long as we are listed on the stock exchange and have operate according to articles of the associations, we’re required to maintain a supervisory board. Conceivably, if the shareholders agree and Crucell becomes wholly owned by Johnson & Johnson, Johnson & Johnson might decide to change the organizational format and these gentlemen and one lady who is being appointed today will then be dismissed and discharged in that case.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
To proceed with the vote, this was item 5C. Mr. Heyman had mentioned his abstentions and votes opposed. Okay, then this proposal has been adopted.
Onto agenda item 5-D, Proposal to appoint Mr. J.J.U. Van Hoof as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional. Mr. Van Hoof is present, please — will you please rise. Now, onto the vote.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Rene Beukema - Crucell — General Counsel
Based on proxies, Mr. Chairman, opposed, 94,691 votes and 8,195,073 votes abstain.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Then the proposal has been adopted, you would like to vote against his will, yes, duly noted. Okay.
Proposal for appointment agenda item 5E to appoint Madam J.V. Griffiths as member of the Supervisory Board with effect of the Settlement, under the condition precedent of the offer being declared unconditional.

Rene Beukema - Crucell — General Counsel
Would anybody else like to vote against based on hands raised? Yes, duly noted.
Based on my proxies, 94,618 shares opposed and 8,195,073 abstentions.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Okay, the proposal has been adopted. Agenda item 5-F, proposal to appoint Mr. B.W. van Zijll Langhout as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the Offer being declared unconditional. Mr. van Zijll Langhout is present, would you please rise? Thank you.

Rene Beukema - Crucell — General Counsel
Votes opposed are known, I believe, no new ones.
Based on proxies, 94,691 shares opposed and 8,195,073 abstentions, Mr. Chairman.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Thank you. Then the proposal has been adopted. Agenda item 5-G, proposal to appoint Mr. P. Korte as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional.
Mr. P. Korte is present; perhaps he’d like to rise as well. Thank you. Now the votes as previously. Thank you.

Rene Beukema - Crucell — General Counsel
94,691 shares opposed and 8,195,073 abstentions.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Then the proposal has been adopted. Thank you. Agenda item 5-H, proposal to appoint Mr. D.J. Zweers as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional.
Mr. Zweers is present as well, please rise. Thank you. Votes opposed please. Thank you.

Rene Beukema - Crucell — General Counsel
Duly noted. Based on proxies I’ve received, votes opposed; 94,691 and 8,195,073 abstentions among the votes.

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Proposal has been adopted. Onto 5-I of the agenda, Proposal to appoint Mr. J.C. Bot as member of the Supervisory Board with effect of the Settlement Date, under the condition precedent of the offer being declared unconditional. Mr. Bot is present here as well. Thank you.
Votes opposed as known. Rene?

Rene Beukema - Crucell — General Counsel
Based on proxies, Mr. Chairman, 94,691 votes opposed and 8,195,073 shares abstaining.

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board
Then this proposal has been adopted as well. Thank you. That takes us to item 6 on the agenda, which is other business. Who would like the floor?

Mr Koster — Shareholder
Mr. Chairman, does this work? I’ve been attending Crucell meetings for several years and the last two years, unfortunately, I have to say that the tone has clearly changed, but before that, the ambiance was always lovely. And Mr. Oosterveld always did an excellent job chairing the meetings.
And afterwards, most of you approached the ordinary small shareholders and that was very appealing. For that reason, I brought along a bouquet of flowers for Mr. Oosterveld and perhaps not as shareholder but as a — simply as a human gesture. I’ll present it to you now.
Well, you do want a kiss won’t you?
As for the executive board, perhaps this is the very last meeting, this is not the way I wanted things and we still have a small chance as long as there’s life, there’s hope so I’m still hoping for that additional Euro. But then, the executive board came along, well, I don’t really want to thank them because they’ve always had a wonderful salary and we didn’t so well and they’re getting a lot of money when they leave. But nonetheless I’d like to express my appreciation for the way the executive board put Crucell on the map, once (inaudible) soap bubble or perhaps money.
Well, we may not have seen the money but if the Americans are successful, I’d like to congratulate them and I’d like to express my appreciation for the way you achieved such a high standard at Crucell’s and the others on the executive board, I don’t know who deserves the greatest congratulations, perhaps the biotechnologist, Mr. Goudsmit, I’m not sure but I’ll address Mr. Brus. And afterwards, this will be operating under the aegis of the American company and I hope — I wish everybody and everything all the best with Crucell and I hope that it will still be managed and make a difference and benefit well-being and affluence worldwide.
But those Americans like to assert themselves against the small Dutchmen and I’d like to see in addition to the US flag and the Dutch flag, I’d like to see the Crucell flag to continue being raised and not — I don’t want it to be trampled by those American cowboys and that’s why — for you Mr. Brus, I can’t do this for all members of the executive board. I brought along some real Dutch clogs so that Crucell will retain its Dutch flavor.
That’s it. Thank you.

Ronald Brus - Crucell — President, CEO
Thank you very, very much. I’ll try them on and if they fit, I promise I’ll keep them on my feet the rest of the afternoon.
Would anybody else like the floor in any other business?

Jan Pieter Oosterveld - Crucell — Chairman — Supervisory Board

Final Transcript

Feb 08, 2011 / 01:00PM GMT, CRXLF.PK — Crucell Extraordinary General Meeting of Shareholders 2011
Mr. Koster, thank you very much for the lovely flowers and your words and the clogs. I think they’ll fit, perhaps they’re a bit large and thank you for being here. Perhaps, we won’t meet again in this constellation, that’s a shame, we all regret that but we’d like to thank all of you for your support and we understand that emotions run high in decisions such as these — we still feel emotional but I’d like to repeat once again the note that Ronald starts with and that’s our mission to combat infectious diseases. And as the executive and supervisory boards, we believe that this offer increases the likelihood and accelerates the likelihood that will succeed in this mission.
So, we understand that many of you feel very emotional about this. We’re convinced that this offer is a good one and that this will be — Johnson & Johnson will become good parent company for us. We can’t say yet whether we’ll be a father or a mother and we thank you for your interest and support and I’d also like to thank my fellow supervisory board members who will be leading us for their support and their work.
Some of them have been serving on the supervisory board since we were floated on the stock exchange and they’ve all contributed to the management. And I’d like also like to thank Mr. Koster for his support here, and after the end we’ll be pleased to converse with you. Perhaps, we’ll see each other again on 22 March but for now, thank you very much and we wish you all the best.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
© 2011 Thomson Reuters. All Rights Reserved.